

September 3, 2019

Leo Chen
Chief Executive Officer
Jumei International Holding Ltd
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

> **Re: Jumei International Holding Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 30, 2019**
> **Response Dated August 26, 2019**
> **File No. 001-36442**

Dear Mr. Chen:

We have reviewed your August 26, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Consolidated Statements of Comprehensive Income/(Loss), page F-7

1. We reviewed your response to comment 3. Referencing authoritative literature, please tell us your basis for classifying fiscal 2018 legal contingencies as non-operating expenses. Refer to Rule 5-03 of Regulation S-X.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products